MAYER
BROWN
ROWE
& MAW

RECEIVED
2004 DEC -9 P 2:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 7, 2004

[redacted] Rowe & Maw LLP
1675 Broadway
York 10019-5820

el (212) 506-2500
ax (212) 262-1910
ayerbrownrowe.com

04046831

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

Re: Schwarz Pharma AG (File No. 82-4406)

SUPPL

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated December 7, 2004.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

dlw 12/21

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

B

17264753

News

SCHWARZ PHARMA

File No. 82-4406

	Bettina Hörstke	CORPORATE COMMUNICATIONS
Tel:	+49-2173-48-2329	Alfred-Nobel-Strasse 10
Fax:	+49-2173-48-1856	40789 Monheim, Germany
E-mail:	bettina.hoerstke@schwarzpharma.com	Internet: www.schwarzpharma.com

December 7, 2004

SCHWARZ PHARMA to Present Phase II Data in Epilepsy with Oral and Intravenous Lacosamide

Phase IIb data of oral and intravenous lacosamide for the treatment of epilepsy to be presented at the American Epilepsy Society Annual Meeting, December 3-8, 2004, in New Orleans, USA.

Results of Phase IIb trials in the U.S. and Europe to investigate the efficacy of oral lacosamide as well as the tolerability and safety of oral and intravenous lacosamide in the treatment of epileptic seizures will be presented in an exhibit at the 58th Annual Meeting of the American Epilepsy Society (AES) in New Orleans, USA.

The efficacy trial supports that adjunctive oral lacosamide is an effective antiepileptic drug for partial seizures and is at the same time well tolerated. A total of 418 patients with partial seizures suffering from refractory epilepsy were randomized to treatment with adjunctive placebo, 200, 400, or 600 mg/day lacosamide divided into two doses per day. After titration to the randomized dose, patients received 12 weeks of maintenance treatment.

The primary reduction of partial seizure frequency and 50% responder rate analyses both showed a statistically significant and clinically relevant lacosamide effect when compared to placebo. A high number of the patients with uncontrolled seizures experienced a reduction in seizures of at least 50%. The most common side effects occurring with lacosamide during the trial were dizziness, headache, nausea and fatigue.

"The results are remarkable for an adjunctive therapy, especially considering that 84% of the patients in this trial were already being treated but remained uncontrolled with two other standard anticonvulsant drugs ", states Iris Loew-Friedrich, MD, PhD, Member of the Executive Board SCHWARZ PHARMA AG.

The results of a placebo-controlled safety trial for the intravenous formulation were also shown. Patients with epilepsy taking lacosamide in an open-label extension trial were randomized to receive either their daily lacosamide dose intravenously (over 30 or 60 minutes) along with oral placebo or to continue oral treatment and receive intravenous placebo. Lacosamide solution for infusion was safe and well tolerated when administered intravenously over 30 or 60 minutes as a replacement for oral lacosamide doses.

"Epilepsy" is the name for a whole group of serious disorders which may be inherited or caused by other factors such as trauma. An abnormal increase in the activity of the central nervous system leads to epileptic seizures, which are usually manifested as shaking or convulsions with impaired consciousness. Approximately 5-8% of the population will have a seizure once in their life. About 0.5-1.0% of the population will have recurrent seizures, which is necessary to diagnose epilepsy. Anticonvulsants serve to prevent epileptic seizures and are most often used as long-term therapy.

Lacosamide is a new generation anticonvulsant drug with a novel mode of action. The oral drug is dosed twice daily and an IV formulation is being simultaneously developed. So far, results have shown no interactions with other antepileptic drugs, contraceptives, or food. The new chemical entity lacosamide is currently in phase III clinical development for epilepsy and for the treatment of neuropathic pain conditions.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, overactive bladder syndrome and benign prostatic hyperplasia. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866; Bettina Hörstke, Tel.: +49 2173 48 2329